PLAN OF EXCHANGE

         This Plan of Exchange has been adopted as of the 7th day of June, 2000, by and between GrandSouth Bancorporation, (the "Holding Company") and GrandSouth Bank (the "Bank").

         The name of the corporation whose shares will be acquired is GrandSouth Bank.

         The name of the acquiring corporation is GrandSouth Bancorporation.

         At the Effective Time, as hereinafter defined, every outstanding share of the common stock of the Bank shall be exchanged for and one share of the common stock of the Holding Company without any further action by the holders of shares of common stock of the Bank and every option to acquire a share of the common stock of the Bank shall become an option to acquire a share of the common stock of the Holding Company. At the Effective Time, the Holding Company shall, without any further action, become the owner and holder of all of the issued and outstanding shares of the common stock of the Company.

         The Effective Time shall be the time stated in, or, if no time is stated, the time of the filing of, the Articles of Merger or Share Exchange filed with the South Carolina Secretary of State.

         After the Effective Time, persons who were holders of the common stock of the Bank at and before the Effective Time shall have no further rights as shareholders of the Bank.

         After the Effective time, certificates representing shares of the common stock of the Bank shall evidence only the right of the holders to surrender such certificates to the Holding Company and receive certificates for an equivalent number of shares of common stock of the Holding Company.